Via EDGAR and Facsimile

Mr. Larry Spirel

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Westell Technologies, Inc.

Form 10-K for Fiscal Year Ended March 31, 2005

Filed June 14, 2005

File No. 0-27266

Dear Mr. Spirel:

Please find Westell Technologies, Inc.’s (the “Company”) responses to the SEC comment letter dated April 10, 2006 below. For your convenience, each of the SEC Staff’s comment is reprinted in bold.

1. Note 5. Income Taxes, page 57

Please refer to comment number 2. We were unable to find any cautionary language in your Forms 10-K for the years ended March 31, 2004 and 2005 stating that the management believed that it was more likely than not that the company would cease to be profitable after the next three years. As we previously stated, FAS109 does not provide for a three-year estimate of income. Since you have not disclosed that you will cease to be profitable after three years, it is still unclear to us why your valuation allowance was not reversed completely the first applicable year which appears to have been the year ended March 31, 2004. We note that your continued profitability in the year ended March 31, 2006. Please advise or revise.

Response:

We considered the following excerpts from the Financial Accounting Standards Board Statements of Financial Accounting Standards (SFAS) No. 109: Accounting for Income Taxes, for the basis of our conclusions:

17. e. Reduce deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized.

21. Future realization of the tax benefit of an existing deductible temporary difference or carryforward ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryback, carryforward period available under the tax law. The following four possible sources of taxable income may be available under the tax law to realize a tax benefit for deductible temporary differences and carryforwards:

a. Future reversals of existing taxable temporary differences

b. Future taxable income exclusive of reversing temporary differences and carryforwards

c. Taxable income in prior carryback year(s) if carryback is permitted under the tax law

d. Tax-planning strategies (paragraph 22) that would, if necessary, be implemented to, for example:

(1) Accelerate taxable amounts to utilize expiring carryforwards

(2) Change the character of taxable or deductible amounts from ordinary income or loss to capital gain or loss

(3) Switch from tax-exempt to taxable investments.

Evidence available about each of those possible sources of taxable income will vary for different tax jurisdictions and, possibly, from year to year. To the extent evidence about one or more sources of taxable income is sufficient to support a conclusion that a valuation allowance is not necessary, other sources need not be considered. Consideration of each source is required, however, to determine the amount of the valuation allowance that is recognized for deferred tax assets.

23. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years.

25. An enterprise must use judgment in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists (a) the more positive evidence is necessary and (b) the more difficult it is to support a conclusion that a valuation allowance is not needed for some portion or all of the deferred tax asset.

During the fourth quarter of fiscal 2004, in connection with our budgeting process for fiscal 2005, we analyzed our deferred tax assets and whether a valuation allowance was required considering all the requirements of SFAS No. 109, including those we have highlighted above. This process was extremely well thought out and considered many factors, including the following from paragraph 21 of SFAS No. 109:

a. Future reversals of existing taxable temporary differences

We had virtually no significant deferred tax liabilities. By far the most significant deferred tax item was our net operating loss “NOL” carryforwards.

b. Future taxable income exclusive of reversing temporary differences and carryforwards

We will discuss this item in detail below.

c. Taxable income in prior carryback year(s) if carryback is permitted under the tax law

We had no taxable income in carryback periods.

d. Tax-planning strategies (paragraph 22) that would, if necessary, be implemented

We considered, in detail, tax planning strategies and determined one that was included in our analysis of valuation allowance needs in fiscal 2004, as well as in prior years.

As we had already considered section a, c and d of paragraph 21, the rest of our analysis focused on what future taxable income we believed we would be able to generate, with a more likely than not degree of probability.

We recognize that SFAS No. 109 does not require a three year estimate of income. Our use of a three year estimate was not derived from any accounting literature but instead represented our best estimate of how far into the future we could predict, with sufficient probability, taxable income we would generate to be able to utilize our deferred tax assets. SFAS No. 109 is very clear in its requirement that management, using the best information available at the time, consider both the positive and negative evidence to determine whether it is more likely than not we would be able to utilize our deferred tax assets. In our case, these deferred tax assets are largely NOL carryforwards subject to expiration.

Our 2004 fiscal year was only our second profitable year in the Company’s history as a public company. In the fourth quarter of fiscal 2004, we just completed our fiscal 2005 budget and were forecasting a third profitable year. Based on these positive factors, we determined we should use forecasted taxable income, along with our tax planning strategy, in estimating how much taxable income we could generate prior to the expiration of the NOLs to determine the amount of valuation allowance that would be required.

To determine forecasted taxable income, we needed to also consider the negative evidence such as a) prior to the two profitable years of fiscal 2003 and fiscal 2004, we, as a public company, had never achieved profitability; b) our business faced many risks that limited our ability to estimate with precision longer range forecasts. We have outlined many of these risks in our SEC filings (excerpts below). Our products have a short life span and can quickly become obsolete. This requires us to continually invest in new product development and there is no certainty we can bring these products to market and achieve profitability. Our customers are significantly larger than us and exert a high degree of influence over pricing. This can cause current profitability to decrease quickly. We also sell to a relatively small number of customers. The loss of any one could have a significant impact on our profitability.

Based on these and other factors we did not feel confident, with a sufficient degree of certainty, that we could estimate taxable income accurately beyond a relatively short period of time. In our case, we determined this to be three years. Based on our history and knowledge of our business, we believed three years to be the most appropriate period to use in preparing our estimates of future taxable income. We therefore used our fiscal 2005 budget and strategic plan for fiscal 2006 and 2007, as well as the tax planning strategy, and estimated the amount of valuation allowance that was no longer needed. This was our best estimate of future activity at the time, using reasonable and supportable assumptions, and taking into account the significant business risks facing the Company.

In fiscal 2005 we had another profitable year at levels consistent with our forecasts used in our fiscal 2004 valuation allowance evaluation. Similar to our process in fiscal 2004, we carefully assessed the business prospects and risks and calculated what we believed our taxable income would be. This estimate of taxable income and our tax planning strategy resulted in our no longer needing a valuation allowance, except for a few specific items, such as research and development tax credits and some state NOLs.

We continue to believe that releasing all of the valuation allowance at the end of fiscal 2004 would not have been proper accounting at that time based on our careful evaluation of the risks and uncertainties of our business and our ability to generate sufficient taxable income to utilize these NOLs. We continue to believe that management properly assessed and evaluated their valuation allowance needs at both March 31, 2004 and 2005.

To address your question on cautionary language in our Forms 10-K, please refer to the excerpts below copied from our Form 10-K as of March 31, 2004. Similar disclosure was also included in our Form 10-K as of March 31, 2005.

Page 14, Risk Factors

We have incurred losses in the past and may incur losses in the future.

In the past, due to our significant ongoing investment in DSL and other new technology, we have incurred losses through fiscal 2002. Through fiscal 2002, we have incurred operating losses, net losses and negative cash flow on both an annual and quarterly basis. The Company had an accumulated deficit of $287 million as of March 31, 2004.

We believe that our future revenue growth and profitability will depend on:

•	creating sustainable product and service sales opportunities;

•	lowering our CNE and NSA product costs through design and manufacturing enhancements and volume efficiencies; and

•	developing new and enhanced products and services.

In addition, we expect to continue to evaluate new product opportunities. As a result, we will continue to invest heavily in research and development and sales and marketing, which could adversely affect our short-term operating results. We can offer no assurances that we will remain profitable in the future.

Due to the rapid technological changes in our industry, our products may become obsolete before we can realize significant revenues for our products, which could cause us to incur charges for excess and obsolete inventory and materially harm our business.

The telecommunications industry is subject to rapid technological change and volatile customer demands, which results in a short product commercial life before a product becomes obsolete. As a result, we have in the past and may in the future devote disproportionate resources to a product that has an unexpected short commercial life and/or have to write off excess and obsolete inventory, each of which would harm our operating results and financial condition and harm our business. From time to time, we may need to write off inventory as excess or obsolete. In the past, we have experienced such write-offs. For example, the Company recognized an inventory adjustment to net realizable value and charges for excess and obsolete inventory of $13.9 million during fiscal year 2002. If we incur substantial inventory expenses that we are not able to recover because of changing market conditions, it could have a material adverse effect on our business, financial condition and results of operations.

Pricing pressures on our products may affect our ability to be profitable in the future.

We have and may in the future offer products and services based upon forward pricing, which is the pricing of products below production costs to take into account the expectation of large future volumes and corresponding reduction of manufacturing costs. Forward pricing would cause us to incur lower margins on product or service sales unless we can reduce the associated costs. We believe that costs may decrease if:

•	more cost-effective technologies become available,

•	product design efficiencies and component integration are obtained, and

•	we achieve economies of scale related to increased volume.

There is no guaranty that we will be able to secure significant additional business and reduce per unit costs that we have factored into our forward priced products. As a result, we could incur low or negative margins in connection with sales of forward priced products even if our unit volume increases. Low margins from our sales of products and services could result in fluctuations in our quarterly operating results and would materially and adversely affect our profitability and ability to implement our business goals.

Our products face competition from other existing products, products under development and changing technology, and if we do not remain competitive, our business will suffer and we will not remain profitable.

The markets for our products are characterized by:

•	intense competition within the DSL market and from other industries such as cable and wireless industries;

•	rapid technological advances;

•	evolving industry standards;

•	changes in end-user requirements;

•	frequent new product introductions and enhancements; and

•	evolving customer requirements and service offerings.

New products introductions or changes in services offered by telephone companies or over the Internet could render our existing products and products under development obsolete and unmarketable. Further, we believe that the domestic market for many of our traditional T-1 products is decreasing, and will likely continue to decrease, as high capacity digital transmission becomes less expensive and more widely deployed. For example, our Network Interface Unit product revenue decreased 16.7% in fiscal 2003 and an additional 15.8% in fiscal 2004. Our future success will largely depend upon our ability to continue to enhance and upgrade our existing products, such as T-1 and DSL, and to successfully develop and market new products.

In addition, our current product offerings primarily enable telephone companies to deliver communications over copper telephone wires in the local access network. Telephone companies also face competition in the delivery of digital communications from cable operators, new telephone companies, and wireless service providers. If end users obtain their high-speed data transmission services from these alternative providers, then the overall demand for our DSL products will be impaired.

To remain competitive, we must develop new products to meet the demands of these emerging transmission media and new local access network providers. Our business would be severely harmed if our products become obsolete or fail to gain widespread commercial acceptance due to competing products and technologies.

We depend on a limited number of customers who are able to exert a high degree of influence over us and loss of a major customer could adversely impact our business.

We have and will continue to depend on the large Regional Bell Operating Companies as well as other telephone carriers including smaller local telephone carriers and new alternative telephone carriers, for substantially all of our revenues. Sales to the Regional Bell Operating Companies accounted for approximately 66.4%, 75.1% and 76.8% of our revenues in fiscal 2002, 2003 and 2004, respectively. Consequently, our future success will depend upon:

•	the timeliness and size of future purchase orders from the Regional Bell Operating Companies;

•	the product requirements of the Regional Bell Operating Companies;

•	the financial and operating success of the Regional Bell Operating Companies; and

•	the success of the Regional Bell Operating Companies’ services that use our products.

The Regional Bell Operating Companies and our other customers are significantly larger than we are and are able to exert a high degree of influence over us. These customers may generally reschedule orders without penalty to the customer. Even if demand for our products is high, the Regional Bell Operating Companies have sufficient bargaining power to demand low prices and other terms and conditions that may materially adversely affect our business and operating results.

Any attempt by a Regional Bell Operating Company or our other customers to seek out additional or alternative suppliers or to undertake the internal production of products would have a material adverse effect on our business and operating results. The loss of any of our customers could result in an immediate decrease in product sales and materially and adversely affect our business.

Conference Plus’s customer base is very concentrated as its top ten customers represent a large portion of total revenue. Customers of Conference Plus have expanded their requirements for our services, but there can be no assurance that such expansion will increase in the future. Additionally, Conference Plus’s customers continually undergo review and evaluation of their conferencing and meeting services to evaluate the merits of bringing those services in-house rather than outsourcing those services. There can be no assurance in the future that Conference Plus’s customers will not bring some portion or all of their conferencing and meeting services in-house. Conference Plus must continually provide higher quality, lower cost services to provide maintain and grow its customer base. Any loss of a major account, would have a material adverse effect on Conference Plus. In addition, any merger or acquisition of a major customer could have a material adverse effect on Conference Plus.

10K 3/31/04 Page 32, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Estimates of future taxable income are comprised of a tax planning strategy and a three year estimate of future income that will be generated by operations less tax differences including expected stock option deductions.

10K 3/31/04 Page 58, Note 5, Income Taxes

Estimates of future taxable income are comprised of a tax planning strategy and a three year estimate of future income that will be generated by operations less tax differences including expected stock option deductions.

We believe that these disclosures adequately conveyed to our investors the risks our business faced and completely support management’s judgment in preparing our estimates of future taxable income.

2. Note 11. Sale of Product Line, page 62

Please refer to prior comment number 3. SAB 5E to which you referred in your response also states in Question 1 that there are other circumstances that may raise questions concerning whether the incidents of ownership have been transferred to the buyer. We note that a majority of the purchase price was financed by short and long term notes. Since the buyers had insufficient assets to purchase the Engenuity assets outright, the repayment of the notes would depend on the future successful operation of the business that they had just purchased. Another circumstance that raises questions concerning the transfer of ownership is the continued necessity for the debt guarantee on behalf of the buyer by you. There was no provision disclosed regarding the eventual removal of the guarantee that you provided to facilitate the sale. Accordingly, it appears to us that you should eliminate the gain that you have recognized and, as Question 1 further states, tell us your consideration regarding consolidating this entity under FIN 46R. Please advise or revise.

Response:

Summary Information:

•	We sold a product line and inventory to Enginuity in July 2004 and recorded a gain of $1.5 million.

•	The total purchase price was $2.2 million, of which $400,000 was paid in cash by Enginuity, $1.6 million was financed through a bank loan and $200,000 was financed directly by Westell under a note where $50,000 was due by August 1, 2004 with the remaining balance payable in twelve monthly installments of $12,500. The $200,000 note was the estimated value of the inventory Enginuity was acquiring from Westell.

•	The bank loan is guaranteed personally by the owners of Enginuity and secondarily by Westell.

•	The loan is collateralized with both the assets of Enginuity as well as the personal assets of the Enginuity owners. The personal assets of the owners had a fair market value of $1.5 million and a forced liquidation value of $900,000.

•	Enginuity has repaid the $200,000 note payable to Westell and is current on the bank debt.

•	Westell has concluded that Enginuity is a variable interest entity for which Westell is not the primary beneficiary therefore no consolidation is required. Due to immateriality of the entity no variable interest entity disclosure of was deemed necessary.

The following demonstrates how the Company addressed the various accounting standards related to the Enginuity product line sale.

SAB 5E:

In assessing whether the legal transfer of ownership of one or more business operations has resulted in a divestiture for accounting purposes, the principal consideration must be an assessment of whether the risks and other incidents of ownership have been transferred to the buyer with sufficient certainty.

When the facts and circumstances are such that there is a continuing involvement by the seller in the business, recognition of the transaction as a divestiture for accounting purposes is questionable. Such continuing involvement may take the form of effective veto power over major contracts or customers, significant voting power on the board of directors, or other involvement in the continuing operations of the business entailing risks or managerial authority similar to that of ownership.

Company Analysis:

The Company addressed all of the circumstances of the Enginuity transaction and considered them in its conclusion that all substantive risk of ownership transferred, at the time of sale, to the buyer of the product line. The Company does not have any involvement with Enginuity other than one of vendor/customer. There is no involvement in operations, management, board of directors or other authority similar to that of ownership. Specifically,

•	We are not a stockholder of Enginuity nor do we have any other equity interest in Enginuity.

•	We have no veto power or control over any contracts, customer decisions or any other business matter facing Enginuity.

•	We have no representation on the Board of Directors of Enginuity.

•	We have no involvement in the continuing operations of the business.

SAB 5E:

Other circumstances may also raise questions concerning whether the incidents of ownership have, in substance, been transferred to the buyer. These include:

•	Absence of significant financial investment in the business by the buyer, as evidenced, for instance, by a token down payment;

Enginuity paid $400,000 in cash, which was 18% of the total purchase price. Management has concluded that this amount is more than a “token” down payment and an indicator of significant financial investment by the buyer.

•	Repayment of debt which constitutes the principal consideration in the transaction is dependent on future successful operations of the business

Repayment of the debt, which constitutes 73% of the principle consideration in the transaction, is not dependent on the future successful operations of the business because significant cash, real estate and equipment collateralize the debt. The Enginuity owners have pledged $1.5 million in personal assets with a forced liquidation value of $0.9 million to secure the $1.6 million term loan. The Company verified this collateral by reviewing certificate of deposits, real estate appraisals performed by Certified Residential Real Estate Appraisers, and independent equipment valuations showing both fair market values and forced liquidation values. The company feels that because the amount of the loan that is unsecured is only $700,000 if forced liquidation values are used or $100,000 if fair market values are used, the repayment of the debt is NOT dependent on future successful operations of the business.

•	The continued necessity for debt or contract performance guarantees on behalf of the business by the seller.

While the debt guarantee remains in place, the Company considered this and determined the guarantee was not substantial to the transaction. The guarantee was largely given to assist the buyers in arranging more favorable interest rates, as well as to facilitate the completion of the transaction. The unsecured value of the debt we guaranteed was only $100,000 at fair market value. The company views this risk to be low and not enough to conclude that the incidents of ownership have not been transferred to Enginuity.

After careful consideration of all of these facts, we determined that there was no continuing involvement by us in Enginuity and furthermore that all the incidents of ownership have been transferred to the buyer. Therefore a sale had occurred and gain recognition was proper.

We also considered FIN 46R Consolidation of Variable Interest Entities in our analysis of the Enginuity transaction. We concluded that Enginuity was a variable interest entity as a result of our debt guarantee and as it was possible that Enginuity may not have sufficient equity at risk to finance possible losses. We also determined that Westell is not the primary beneficiary of this variable interest entity because we would not absorb the majority of the losses of the VIE under any circumstance. Enginuity owners have personal guarantees on the loan that is guaranteed by Westell and 94% of the loan is collateralized by assets at fair market value (56% at liquidation value). In addition, Westell does not have the right to receive any of Enginuity’s expected residual returns.

I would appreciate your confirmation at your earliest convenience that the matters addressed in the letter are satisfactory to the Staff. If you have any questions, please contact me at 630-375-4136.

Sincerely,

Nicholas C. Hindman, Sr.
Senior Vice President and Chief Financial Officer